Exhibit 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE August 28, 2007

Seabridge Confirms Three New Zones of Gold Mineralization at Noche Buena
Updated National Instrument 43-101 Resource Estimate in Progress

Toronto, Canada … Seabridge Gold announced today that assay results from the remaining 26 holes drilled in 2007 at its 100% owned Noche Buena project in Mexico have confirmed a previously unknown depth extension and new, mineralized structural offsets to the northeast and southwest of the deposit with grades and thicknesses similar to those of the existing resource.  These discoveries are expected to add to the project’s gold inventory.

In April, Seabridge commenced a reverse circulation drill program designed to expand the known gold resource at Noche Buena by testing new targets within and adjacent to the existing deposit (see news release dated April 16, 2007). The program consisted of 33 holes totalling approximately 8,000 meters. Results from the first seven holes of the 2007 program confirmed a southeast extension of the deposit (see news release dated July 24, 2007). Target and assay results for the remaining 26 holes are summarized in the attached table. All reported holes were generally drilled from northeast to southwest at an inclination of approximately minus 65 degrees. True thicknesses of the reported gold intercepts will not be known until geologic interpretations have been completed.

Seabridge President and CEO Rudi Fronk said the results of the 2007 program  “demonstrate that our  geological interpretation is correct and that the deposit is considerably larger than originally thought”.

The Noche Buena project is located in northwestern Sonora State, about 55 km from the city of Caborca and within the geological terrain that is host to several large gold deposits, including the La Herradura and Mesquite Mines. Seabridge Gold purchased the property in April of 2006 and completed a NI 43-101 compliant technical report (news release dated April 28, 2006) that confirmed a resource (at a cutoff grade of 0.30 grams of gold per tonne) of: 21.9 million tonnes of indicated resources grading 0.81 grams of gold per tonne (569,000 ounces) plus an additional 14.0 million tonnes in the inferred resource category grading 0.68 grams of gold per tonne (308,000 ounces).

Exploration activities at Noche Buena are being directed by William Threlkeld, P.Geol, an officer of the Company and a Qualified Person as defined by National Instrument 43-101. An aggressive QA/QC procedure has been implemented to insure this new drilling is comparable in quality to previous resource delineation drilling. Each drill hole sample is being assayed by ALS Chemex using fire assay atomic absorbion methods. Results from this program will be incorporated into a revised resource model of the Noche Buena property. An updated resource estimation for the deposit incorporating this new drilling is expected in the third quarter of 2007.

Seabridge management also advises that its cash resources are held in treasury bills and short term federal agency paper guaranteed by the Government of Canada. The Company has never purchased structured finance products or commercial paper and does not make deposits in money market funds.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                    ON BEHALF OF THE BOARD
                    "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Noche Buena Drill Hole Results – August, 2007

Drill Hole ID	Target Area	From (meters)	To (meters)	Length (meters)	Gold Grade (g/t)
SNB-008	Depth Extension	24.4	30.5	6.1	0.38
		47.2	71.6	24.4	0.41
		111.2	114.3	3.1	0.47
		149.3	152.4	3.1	0.53
SNB-009	Depth Extension	16.8	25.9	9.1	1.13
		150.9	158.5	7.6	0.47
		193.5	202.7	9.2	0.42
		274.3	294.1	19.8	0.72
SNB-010	Depth Extension	29.0	35.1	6.1	1.51
		111.3	123.4	12.1	0.44
		161.5	170.7	9.2	1.30
		248.4	251.5	3.1	1.37
		271.3	278.9	7.6	1.03
SNB-011	Depth Extension	18.3	21.4	3.1	0.82
		51.8	59.4	7.6	0.56
		109.7	123.4	13.7	0.52
		135.6	147.8	12.2	0.45
		221.0	224.1	3.1	0.34
SNB-012	Depth Extension	53.3	71.6	18.3	0.47
		80.8	120.4	39.6	1.11
		96.0	109.7	13.7	1.62
SNB-013	Depth Extension	29.0	35.1	6.1	0.67
		89.9	99.1	9.2	0.56
		137.2	141.7	4.5	1.25
		153.9	163.1	9.2	0.42
SNB-014	Depth Extension	33.5	86.9	53.4	0.80
		100.6	108.2	7.6	0.47
		140.2	147.8	7.6	0.35
SNB-015	Depth Extension	18.3	30.5	12.2	1.92
		39.6	48.8	9.2	0.45
		65.5	105.2	39.7	0.59
		259.1	265.2	6.1	0.37
		281.9	289.5	7.6	0.32
SNB-016	NE Structural Off-set	225.5	230.1	4.6	0.61
SNB-017	NE Structural Off-set	41.1	47.2	6.1	2.29
		269.7	272.8	3.1	0.40
SNB-018	NE Structural Off-set	No significant intercepts
SNB-019	NE Structural Off-set	91.4	97.5	6.1	0.35
SNB-020	NE Structural Off-set	71.6	114.3	42.7	0.77
SNB-021	NE Structural Off-set	68.6	79.2	10.6	0.46
		94.5	97.6	3.1	0.35
		106.7	109.8	3.1	0.55
		160.0	163.1	3.1	0.41
		178.3	187.4	9.1	0.32
NB-022 (Hole Lost at 123.4m)	Depth Extension	9.1	12.2	3.1	0.38
		29.0	36.6	7.6	0.41
		68.6	73.1	4.5	0.48
		80.8	93.0	12.2	0.96

SNB-023 (Hole Lost at 45.7 m)	Depth Extension	27.4	30.5	3.1	1.45
		44.2	45.7	1.5	1.10
SNB-024	Depth Extension	29.0	48.8	19.8	0.68
SNB-025	Depth Extension	4.6	33.5	28.9	1.03
		62.5	65.2	3.1	0.32
		97.5	100.6	3.1	0.49
		106.7	109.8	3.1	0.56
		117.3	137.2	19.9	0.63
SNB-026	Depth Extension	16.8	25.9	9.1	1.12
		42.7	53.3	10.6	1.59
		118.9	126.5	7.6	0.43
		137.2	152.4	15.2	0.53
SNB-027	Depth Extension	9.1	13.7	4.6	0.36
		129.5	134.1	4.6	0.48
		138.7	169.2	30.5	1.72
		175.3	179.8	4.5	0.58
SNB-028	Depth Extension	No significant intercepts
SNB-029	Depth Extension	64.0	82.3	18.3	7.12
		166.1	169.2	3.1	0.55
SNB-030	SW Structure	115.8	118.9	3.1	2.07
SNB-031	SW Structure	62.5	77.7	15.2	0.35
		96.0	102.1	6.1	0.38
		108.2	111.3	3.1	0.52
SNB-032	SW Structure	39.6	44.2	4.6	0.73
SNB-033	SW Structure	6.1	12.2	6.1	0.95